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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of February, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

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AMVESCAP PLC
081337
IMMEDIATE RELEASE  10 FEBRUARY 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 0171-454 3652



Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.


                             DEALINGS BY DIRECTORS

1)         NAME OF COMPANY                           2) NAME OF DIRECTOR

           AMVESCAP PLC                                 ROBERT H. GRAHAM
 ...............................................................................
3)         Please state whether                      4) Name of the registered
           notification indicates                       holder(s) and, if more
           that it is in respect                        than one holder, the
           of holding of the                            number of shares held
           Director named in 2                          by each of them. (If
           above or holding of                          notified).
           that person's spouse
           or children under the
           age of 18 or in respect
           of a non-beneficial interest.

           NOTIFICATION IS IN RESPECT
           OF A LIMITED PARTNERSHIP                     -
           WITH A TRUST AS ITS GENERAL
           PARTNER OF WHICH MR. GRAHAM
           SERVES AS A TRUSTEE.
 ...............................................................................
5)         Please state whether notification         6)  Please state the nature
           relates to a person(s) connected              of the transaction and
           with the Director named                       the nature and extent
           in 2 above and identify                       of the directors
           the connected person(s).                      interest in the
                                                         transaction.

           AS 3 ABOVE
                                                         SALE OF SHARES
 ...............................................................................
7)         Number of shares/amount                   8)  (   .%)
           of stock purchased                            of issued Class

                  -
 ...............................................................................
9)         Number of shares/amount                  10)  (0.01%)
           of stock disposed                             of issued Class

               100,000
 ...............................................................................
11)        Class of security                        12)  Price per share

           ORDINARY SHARES                               (pound sterling)7.2718
 ...............................................................................

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13)        Date of transaction                      14)  Date company informed

           10 FEBRUARY 2000                              10 FEBRUARY 2000
 ...............................................................................
15)        Total holding following                  16)  Total percentage
           this notification                             holding of issued
                                                         class following
                                                         notification

           30,926,221                                    4.58%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)        Date of grant                            18)  Period during which
                                                         or date on which
                                                         exercisable

               -                                          -
 ...............................................................................
19)        Total amount paid (if any)               20)  Description of shares
           for grant of the option                       or debentures involved:
                                                         class, number

               -                                          -
 ...............................................................................
21)        Exercise price (if fixed                 22)  Total number of shares
           at time of grant) or                          or debentures over
           indication that price is                      which options held
           to be fixed at time of                        following this
           exercise                                      notification

               -                                          -
 ...............................................................................
23)        Any additional information               24)  Name of contact and
                                                         telephone number for
                                                         queries

               -                                         ANGELA TULLY
                                                         0171-454 3652
 ...............................................................................
25)        Name and signature of                         ANGELA TULLY
           authorised company                            AMVESCAP PLC
           official responsible                          ASSISTANT COMPANY
           for making this                               SECRETARY
           notification

           Date of Notification    10 FEBRUARY 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)

Date  10 February, 2000                 By  /s/ ANGELA TULLY
      -----------------                     -------------------------
                                                  (Signature)

                                            Angela Tully
                                            Assistant Company Secretary